Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Johnson & Johnson

Name of persons relying on exemption: Trillium Asset Management, LLC

Address of persons relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

March 29, 2021

Shareholder Proposal for Independent Board Chair

Submitted at Johnson & Johnson

We are writing to urge Johnson & Johnson (JNJ) shareholders to vote for Item 5 (Independent Board Chair) on the Company’s 2021 proxy.

Shareholders, we believe, are best served by an independent board chair who can provide the strongest form of independent oversight of management. In light of ongoing and significant controversies and legal challenges, a long history of material legal settlements, and potential reputational damage, JNJ’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

The Shareholder Proposal requests:

the Board of Directors adopt as policy, and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligations. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

The Board opposes the shareholder proposal arguing that the presence of an independent Lead Director and the existing committee structure is “appropriately strong.”

However, the Lead Director (in the position since 2012) sits on three other boards (LPL Financial (Chair of the Compensation Committee), Graham Holdings (Chair of the Compensation Committee), and William-Sonoma). The rest of the board members sit on an average of one other board and none sit on three. According to PWC’s 2020 survey, only 3% of directors serve on four boards.1 We believe the Lead Director’s significant commitments to numerous boards undermines effectiveness and ability to lead.

According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a board with a chair/CEO say it is difficult to voice dissent.2 When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

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1 https://www.pwc.com/us/en/services/governance-insights-center/assets/pwc-2020-annual-corporate-directors-survey.pdf

2 https://www.corporatecomplianceinsights.com/2019-corporate-directors-survey/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, “They do not command the same authority as a board chair.”3

In 2017 and 2020, the independent board chair proposals at JNJ received 42% votes. We believe this represents a clear and consistent desire over a significant amount of time for a change in board leadership.

In September 2020 New York filed civil charges against the company alleging that it played a leading role in “originating, supplying, facilitating, and actively creating a dangerous market for opioids for chronic pain treatment.”4

The company’s recent controversies also extend to claims that its talcum powder contained asbestos and caused cancer. In May 2020 the company announced discontinued production of its talc-based baby powder in the United States and Canada. However, in a July 2020 op-ed, the National Women’s Health Network5 took the company to task for continuing to sell talc-based baby powder abroad, “which means, this product will continue to impact Black and Brown communities, particularly in places like Africa, where it has operations in South Africa, Ghana, and Kenya, and in Brazil, which is home to all three of its business segments.”

The Council of Institutional Investors, the authoritative voice on governance matters, supports independent chair governance because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”6 Separating the chair and CEO positions may reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.7

An in-depth report by Glass Lewis in 2016 on independent board chairman states “…that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”8

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3 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

4 https://www.insurancebusinessmag.com/us/news/healthcare/ny-regulator-sues-johnson-and-johnson-for-insurance-fraud-over-opioid-claims-234017.aspx

5 https://www.columbiatribune.com/story/opinion/columns/2020/07/07/black-lives-should-matter-in-medicine-cabinet-too/42605387/

6 https://www.cii.org/independent_board.

7 Ibid

8 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.